UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST TRUST EXCHANGE-TRADED FUND V

(Name of Issuer)

First Trust Morningstar Managed Futures Strategy Fund

(Title of Class of Securities)

33739G103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 33739G103

1)	Name of Reporting Person Bank of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 38,257(1)
	6)	Shared Voting Power: 870(1)(2)
	7)	Sole Dispositive Power: 38,257(1)
	8)	Shared Dispositive Power: 870(1)(2)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,127(1)(2)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 15.53%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries BMO Nesbitt Burns Inc. and BMO Harris Bank N.A.
(2)	Beneficial ownership of 870 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G

CUSIP No. 33739G103

1)	Name of Reporting Person BMO Nesbitt Burns Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 38,257
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 38,257
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,257
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 15.18%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 33739G103

1)	Name of Reporting Person BMO Harris Bank N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0
	6)	Shared Voting Power: 870(1)
	7)	Sole Dispositive Power: 0
	8)	Shared Dispositive Power: 870(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 870(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.35%
12)	Type of Reporting Person BK

(1)	Beneficial ownership of 870 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G

CUSIP No. 33739G103

ITEM 1(a).	Name of Issuer.

FIRST TRUST EXCHANGE-TRADED FUND V

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

ITEM 2(a).	Names of Persons Filing.

Bank of Montreal and its subsidiaries, BMO Nesbitt Burns Inc. and BMO Harris Bank N.A.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Nesbitt Burns Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON M5X 1H3 Canada

BMO Harris Bank N.A.

111 West Monroe Street

Floor 6E

Chicago, IL 60690

ITEM 2(c).	Citizenship or Place of Organization.

Bank of Montreal is organized under the laws of Canada. BMO Nesbitt Burns Inc. is organized under the laws of Canada. BMO Harris Bank N.A. is organized under the laws of the United States.

ITEM 2(d).	Title of Class of Securities.

First Trust Morningstar Managed Futures Strategy Fund

ITEM 2(e).	CUSIP Number.

33739G103

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference. The information included in Items 5-11 for Bank of Montreal and BMO Harris Bank N.A. includes 870 shares held in one or more employee benefit plans where BMO Harris Bank N.A., as directed trustee, may be viewed as having voting or dispositive authority in certain situations pursuant to SEC and Department of Labor regulations or interpretations. Pursuant to Rule 13d-4 under the Act, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiaries BMO Nesbitt Burns Inc. and BMO Harris Bank N.A. as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Bank of Montreal is the ultimate parent company of BMO Nesbitt Burns Inc., a non-U.S. institution, and BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of February, 2015.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel Corporate Affairs & Corporate Secretary

BMO HARRIS BANK N.A.

*

BMO NESBITT BURNS, INC.

*

*Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.